Exhibit 12

Anheuser-Busch Companies, Inc. and Subsidiaries

Consolidated Ratio of Earnings to Fixed Charges

The following table sets forth the company’s ratio of earnings to fixed charges, on a consolidated basis for the periods indicated (in millions):

	First Quarter Ended March 31,		Year Ended December 31,
	2006	20051/	20051/	20041/	20031/	20021/	20011/
Earnings
Consolidated pretax income	$615.4	$625.3	$2,057.4	$2,812.1	$2,643.9	$2,473.2	$2,266.7
Dividends received from equity investees	--	--	210.1	179.0	169.2	46.7	25.8
Net interest capitalized	3.0	1.7	8.3	7.7	3.3	10.8	1.0
Fixed charges	125.7	125.4	502.3	471.1	442.6	406.8	402.8
Adjusted earnings	$744.1	$752.4	$2,778.1	$3,469.9	$3,259.0	$2,937.5	$2,696.3

Fixed Charges
Interest expense	$115.1	$114.8	$454.5	$426.9	$401.5	$368.7	$361.2
Interest portion of rent expense 2/	9.3	9.2	42.5	38.9	36.3	34.1	37.9
Amortization of deferred debt issuance costs	1.3	1.4	5.3	5.3	4.8	4.0	3.7
Total fixed charges	$125.7	$125.4	$502.3	$471.1	$442.6	$406.8	$402.8
Ratio	5.9X	6.0X	5.5X	7.4X	7.4X	7.2X	6.7X

1 Ratio adjusted for the adoption of FAS 123R in the first quarter 2006.

2/ The interest portion of rent expense is calculated as one-third of total rents paid.